AUTOSTRADA MOTORS, INC.
                       235 East 500 South
                   Salt Lake City, Utah 84101


March 21, 2005

Mr. Dereck B. Swanson
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Mail Stop 0511

Re:  Autostrada Motors, Inc., a Utah corporation (the "Company")
     Commission File No. 0-51075

Dear Mr. Swanson:

     I am writing this letter in response to your comment letter, dated March 8, 2005, regarding the Company's 10-SB/A2 Registration Statement. Please be advised that we are aware of our responsibility for the adequacy and accuracy of the disclosure in all SEC filings. We are also aware that staff comments or subsequent changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. We are further aware that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, and that the Commission's Division of Enforcement has access to all the information we provide to the staff or the Commission's Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

                          Yours truly,

Date: 3/21/2005                             By:/s/Douglas W. Fry
     ----------                                -----------------------
                                               Douglas W. Fry
                                               President and
                                               Director


Date: 3/21/2005                             By:/s/Stephen R. Fry
     ----------                                -----------------------
                                               Stephen R. Fry
                                               Vice President and
                                               Director

Date: 3/21/2005                             By:/s/Travis T. Jenson
     ----------                                -----------------------
                                               Travis T. Jenson
                                               Secretary/
                                               Treasurer
                                               CFO, and
                                               Director